Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hologic, Inc. for the registration of common stock, preferred stock, debt securities, rights, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated November 24, 2010, with respect to the consolidated financial statements of Hologic, Inc., and the effectiveness of internal control over financial reporting of Hologic, Inc., included in its Annual Report (Form 10-K) for the year ended September 25, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 24, 2010